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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-47352

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____EBH Securities, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6525 E 82nd Street - Suite 209
_____
(No. and Street)

Indianapolis	Indiana	46250
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stan Whittlesey	317 594-0023	stanwhit@msn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
_____
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18		6479
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Stanly Whittlesey_, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _EBA Securities, INC_, as of _December 31_, _2021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _President_

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EBH Securities, Inc.

Report on Audit of
Financial Statements

December 31, 2021

THOMAS FAUST, CPA
Certified Public Accountant

EBH SECURITIES, INC

TABLE OF CONTENTS



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
EBH Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of EBH Securities, Inc., as of December 31, 2021 the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of EBH Securities, Inc. as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EBH Securities, Inc.'s management. My responsibility is to express an opinion on EBH Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to EBH Securities, Inc., in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information For Possession or Control Requirements Under Rule 15c3-3of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of EBH Securities, Inc.'s financial statements. The supplemental information is the responsibility of EBH Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information For Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

EBH Securities, Inc.



Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 27, 2022

EBH SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	9,097
Accounts receivable		4,967
TOTAL CURRENT ASSETS		14,064

OTHER ASSETS

Right of use asset		13,793
TOTAL ASSETS		27,857

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions payable	4,063
Income taxes payable	1,445
TOTAL CURRENT LIABILITIES	5,508

OTHER LIABILITIES

Lease obligation liability	13,793
TOTAL LIABILITIES	19,301

STOCKHOLDER'S EQUITY

Common Stock (no par value, 1,000 shares authorized 500 share issued and outstanding)	7,849
Additional Paid in Capital	17,572
Retained Earnings	(16,865)
TOTAL STOCKHOLDER'S EQUITY	8,556

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	27,857

The accompanying notes are integral part of the financial statements.

EBH SECURITIES, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE

Mutual fund commissions and 12b-1 fees	$	61,462
Variable annuity commissions		5,626
TOTAL REVENUE		67,088

EXPENSES

Compensation and benefits	29,680
Occupancy	8,872
Professional fees	2,778
Other operating expenses	19,948
TOTAL EXPENSES	61,278

Net Income before income tax provision	5,810
Income tax provision	1,445
NET INCOME	$ 4,365

The accompanying notes are integral part of the financial statements.

EBH SECURITIES, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Stockholder's Equity - Beginning Balance	$	8,791
Net income		4,365
plus Stockholder Contributions		-
less Stockholder Distributions		(4,600)
Stockholder's Equity - Ending Balance	$	8,556

The accompanying notes are integral part of the financial statements.

EBH SECURITIES, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	4,365
(Increase) decrease in operating assets:		
Accounts receivable		(2,864)
Increase (decrease) in operating liabilities:		
Commission payable		3,296
Income tax payable		1,445
Net Cash Provided by (Used in) Operating Activities		6,242

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder distributions		(4,600)
Net Cash Provided by (Used in) Financing Activities		(4,600)
Net increase (decrease) in cash		1,642
Cash - beginning of year		7,455
Cash - end of year	$	9,097

SUPPLEMENTAL CASH FLOWS DISCLOSURES

Cash paid during the year for:		
Income Taxes	$	-
Interest	$	-

The accompanying notes are integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—EBH Securities, Inc., is a limited-purpose, registered broker dealer under the examining authority of the Financial Industry Regulatory Authority (FINRA). As a securities broker dealer, the Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. The Firm earns revenue from commission fees on transactions in these products. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2021.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP') and presented on the accrual basis method of accounting.

g. Leases—The Firm adopted FASB ASC 842, "Leases", effective January 1, 2019. The Firm is a lessee in one operating lease for office space. The Firm recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Firm uses its incremental borrowing rate.

h. Revenue Recognition—The Firm recognized and records commissions and other income on a trade-date basis. Revenue consists of commissions and 12b-1 fees on mutual funds and annuities.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.
   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

NOTE 2: STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2021, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 3: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 4: LEASE EXPENSE AND FUTURE OBLIGATIONS

The Firm leases the office in which it operates and recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Firm recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. During the year ended December 31, 2021, the Firm had rent expense of $7,677, which consisted of operating lease costs. Lease cost for these lease payments is recognized on a straight-line basis over the lease term. The current lease is a two-year lease.

The future payments due under this operating lease as of December 31, 2021:

2022	$ 5,877
2023	8,148
	14,025
Less effects of discounting	(232)
Lease liability recorded	$ 13,793

NOTE 5: TRANSACTIONS WITH AFFILIATED ENTITIES

The Firm shares office space and other expenses with two affiliated entities under an expense-sharing agreement .The Firm's portion of these shared expenses for the year was $1,721.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2021, the Firm's net capital was $8,556 which was $3,556 in excess its minimum net capital requirement of $5,000. The Firm also had Net Capital in excess of the greater of 10% of aggregate indebtedness ($5) or 120% of the minimum net capital requirement ($6,000) of $2,556 as of December 31, 2021.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2021. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 8: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EBH SECURITIES, INC

SCHEDULE I: COMPUTATION OF NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2021

SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	8,556
less nonallowable assets from Statement of Financial Condition		-
Total ownership equity qualified for Net Capital		8,556
Haircuts on securities		-
Net Capital	$	8,556
Aggregate indebtedness	$	5,508
Net Capital required based on aggregate indebtedness (6-2/3%)		5

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital		3,556

COMPUTATION OF AGGREGATE INDEBTEDNESS

(a) - 10% of total aggregate indebtedness	$	551
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	2,556
Percentage of Aggregate Indebtedness to Net Capital		64.38%

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2021, there were no material differences between net capital above, and net capital reported on Part IIA of the Firm's most recently filed FOCUS report.

EBH SECURITIES, INC.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2021

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

EBH Securities, Inc. is exempt from Rule 15c3-3 under the provision of
Rule 15c3-3(k)(1).

EBH SECURITIES, INC.
6525 E 82ND STREET – SUITE 209
INDIANAPOLIS, IN 46250

EXEMPTION STATEMENT REGARDING RULE 15c3-3

EBH Securities, Inc. (CRD# 36592, SEC# 8-47352) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3 (k) (1) "Limited business (mutual funds and/or variable annuities only)".

EBH Securities, Inc., has met this exemption provision throughout the year ended December 31, 2021 without exception.

Sincerely,

EBH Securities, Inc. Stan
Whittlesey, President
February 23, 2022



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
EBH Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) EBH Securities, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(1), and (2) EBH Securities, Inc. stated that EBH Securities, Inc. has met this exemption provision throughout the year ended December 31, 2021 without exception. EBH Securities, Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 27, 2022

EBH SECURITIES, INC.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER SEC RULE 15c3-3

AS OF DECEMBER 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

EBH Securities, Inc. is exempt from Rule 15c3-3 under the provision of
Rule 15c3-3(k)(1).